10029954

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

APR 29 2010

SEC FILE NUMBER
8- 39779

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING March 1, 2009 (MM/DD/YY) AND ENDING February 28, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GB Investment Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3250 Wilshire Blvd., Suite 1404
(No and Street)

Los Angeles (City) California (State) 90010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Youngjin Lee 213.427.8913
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MM

OATH OR AFFIRMATION

I, Youngjin Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GB Investment Securities, Inc., as of February 28, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CA
County of LOS ANGELES
Subscribed and sworn to (or affirmed) before me on this 9th day of April, 2010, by YOUNG JIN LEE proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

Signature

President
Title

YONG WOO KIM
Commission # 1799524
Notary Public - California
Los Angeles County
My Comm. Expires May 28, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YONG WOO KIM
Commission # 1799524
Notary Public - California
Los Angeles County
My Comm. Expires May 28, 2012

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
GB Investment Securities, Inc.:

We have audited the accompanying statement of financial condition of GB Investment Securities, Inc. (the Company) as of February 28, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GB Investment Securities, Inc. as of February 28, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
April 27, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles New York Oakland

GB Investment Securities, Inc.
Statement of Financial Condition
February 28, 2010

Assets

Cash	$	75,157
Receivable from related parties		9,799
Other assets		608
Total assets	$	85,564

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	11,292
Income taxes payable		1,600
Total liabilities		12,892

Stockholder's equity

Common stock, no par value, 100,000 shares authorized, 14,000 shares issued and outstanding		14,000
Additional paid-in capital		206,333
Accumulated deficit		(147,661)
Total stockholder's equity		72,672
Total liabilities and stockholder's equity	$	85,564

The accompanying notes are an integral part of these financial statements.

GB Investment Securities, Inc.
Statement of Operations
For the Year Ended February 28, 2010

Revenues		
Commissions	$	2,128
Consulting income		15,000
Interest income		63
Total revenues		17,191
Expenses		
Employee compensation and benefits		92,308
Commissions		2,128
Professional fees		37,714
Other operating expenses		9,268
Total expenses		141,418
Net income (loss) before income tax provision		(124,227)
Income tax provision		800
Net income (loss)	$	(125,027)

The accompanying notes are an integral part of these financial statements.

GB Investment Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended February 28, 2010

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at February 28, 2009	$ 14,000	$ 14,000	$ (22,634)	$ 5,366
Proceeds from paid-in capital	-	200,000	-	200,000
Return of capital		(7,667)		(7,667)
Net income (loss)	-	-	(125,027)	(125,027)
Balance at February 28, 2010	$ 14,000	$ 206,333	$ (147,661)	$ 72,672

The accompanying notes are an integral part of these financial statements.

GB Investment Securities, Inc.
Statement of Cash Flows
For the Year Ended February 28, 2010

Cash flow from operating activities:		
Net income (loss)		$ (125,027)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Receivables from clearing organization	$ 72	
Receivable from related parties	(9,799)	
Other assets	(608)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	9,792	
Income taxes payable	800	
Total adjustments		257
Net cash provided by (used in) operating activities		(124,770)
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Return of capital	(7,667)	
Proceeds from additional paid-in capital	200,000	
Net cash provided by (used in) financing activities		192,333
Net increase (decrease) in cash		67,563
Cash at beginning of year		7,594
Cash at end of year		$ 75,157
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ -	

The accompanying notes are an integral part of these financial statements.

GB Investment Securities, Inc.
Notes to Financial Statements
February 28, 2010

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

GB Investment Securities, Inc. (the "Company") is a California corporation which was incorporated on February 21, 1989 as Hugh Martin Securities, and began operations in April, 1989 as a registered broker/dealer in securities under the provision of the Securities Exchange Act of 1934. In May of 2009, the Company was acquired as a wholly-owned subsidiary by GB Acquisition Group, Inc. (the "Parent") through the purchase of all of the issued and outstanding stock of the Company. The Company later amended its articles of incorporation to change its name to GB Investment Securities, Inc. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including the retail sale of mutual funds, the sale of variable life insurance or annuities, investment advisory services, the sale of tax shelters or lmites partnerships in primary distributions, and the private placement of securities.

Eighty-seven percent (87%) of the Company's revenue was derived from one client in the year ended February 28, 2010.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company records commission income and related commission expenses on a trade date basis. Recurring revenue (such as 12b-1 revenue) is recorded as soon as it is fixed and determinable.

Receivable from related parties are stated at face value with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company recognizes its Consulting income when earned, usually after completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences, as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no material impact on previously reported results of operations or stockholder's equity

Note 2: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current
Federal	$ -
State	800
Total income tax expense (benefit)	800

The Company has available at February 28, 2010, unused Federal net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $3,378. The net operating loss begins to expire in the year 2019.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

Income tax payable of $1,600 reflects both the prior year's and current year's California state minimum estimated tax payment of $800.

Note 3: RELATED PARTY TRANSACTIONS

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is wholly owned by GB Acquisition Group, Inc. (the "Parent") and is affiliated with Golden Bridge Financial Holdings, Inc. (the "Affiliate"). Under the expense sharing agreement, the Parent and the Affiliate reimbursed the Company for rent, insurance, allocated staff salaries, utility costs and audit fees.

During the year ended February 28, 2010, the Company incurred $10,935 of expenses that is to be reimbursed by its Affiliate. At year-end, the Company is still owed $9,799. It is recorded as receivable from related parties on the Statement of Financial Condition.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS") /Accounting Standards Codification ("ASC") topics for the year to determine relevance to the Company's operations:

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Statement No.	Title	Effective Date
SFAS 141(R)/ ASC 805	Business Combinations	After December 15, 2008
SFAS 157/ ASC 820	Fair Value Measurements	After November 15, 2008
SFAS 161/ ASC 815	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After December 15, 2008
SFAS 165/ ASC 855	Subsequent Events	After June 15, 2009
SFAS 166*/ ASC 860	Accounting for Transfers of Financial Assets – an Interpretation of FASB Statement No. 140	After November 15, 2009
SFAS 167*/ ASC 810	Amendments to FASB Interpretation No. 46(R)	After November 15, 2009
SFAS 168/ ASC 105	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement 162	After September 15, 2009

*Currently being processed for inclusion in the Codification

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on February 28, 2010, the Company had net capital of $62,265 which was $57,265 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($12,892) to net capital was 0.21 to 1, which is less than the 15 to 1 maximum allowed.

Note 6: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $800 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 63,065
Adjustments:		
Accumulated deficit	$ (800)	
Total adjustments		(800)
Net capital per audited statements		$ 62,265

GB Investment Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of February 28, 2010

Computation of net capital		
Common stock	$ 14,000	
Additional paid-in capital	206,333	
Accumulated deficit	(147,661)	
Total stockholder's equity		$ 72,672
Less: Non-allowable assets		
Receivable from related parties	(9,799)	
Other assets	(608)	
Total non-allowable assets		(10,407)
Net capital		62,265
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 859	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 57,265
Ratio of aggregate indebtedness to net capital	0.21 : 1	

There was a difference of $800 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated February 28, 2010. See Note 6.

See independent auditor's report

GB Investment Securities, Inc.
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of February 28, 2010

A computation of reserve requirements is not applicable to GB Investment Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

GB Investment Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of February 28, 2010

Information relating to possession or control requirements is not applicable to GB Investment Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

GB Investment Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended February 28, 2010

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
GB Investment Securities, Inc.:

In planning and performing our audit of the financial statements of GB Investment Securities, Inc. (the Company), as of and for the year ended February 28, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at February 28, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
April 27, 2010